FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

8 October 2007 - Fortis, RBS and Santander Update on Acceptances of ABN AMRO
Ordinary Shares

Fortis, RBS, Santander (collectively the "Banks") and RFS Holdings announce, thus far,  1,590,339,614 ABN AMRO ordinary shares (including shares underlying
35,341,532 ABN AMRO ADSs) have been tendered under the Offer or will be contributed by the Banks to RFS Holdings. These represent approximately 86% of
ABN AMRO ordinary shares.

The minimum acceptance condition to the Offer has been satisfied.

The Banks expect to make an announcement on whether or not the Offer will be declared unconditional on or before Friday 12 October 2007.

As at the expiration of the Offer Period, 7,087,442 ABN AMRO ADSs (included in the figures above) are subject to notice of guaranteed delivery period in the
United States and have been excluded in determining satisfaction of the minimum acceptance condition. The notice of guaranteed delivery period in the United
States is scheduled to occur at 3:00 pm (Amsterdam time) / 9:00 am (New York
City time) on Wednesday, 10 October 2007.

20,745 Formerly Convertible Preference Shares have been tendered to RFS
Holdings.

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Important information:

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995.

 In connection with the offer for ABN AMRO, RBS has filed with the U.S.
Securities and Exchange Commission (the "SEC") a Registration Statement on Form
F-4, which includes the U.S. offer document, and the Banks have filed with the
SEC a Tender Offer Statement on Schedule TO and other relevant materials.
INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY
CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC's website (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each
Bank, without charge.  The Offer Period expired at 3:00 pm (Amsterdam time) / 9:
00 am (New York City time) on Friday, 5 October 2007, unless extended.  Any extension will be announced via press release in the Netherlands and the United
States.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the
United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances.  Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as "intends", "expects",
"anticipates", "targets", "plans", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V.,
Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12
1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.  Registered
in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660
Boadilla del Monte, Madrid, Spain

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 October, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat